UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              V Campus Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    92240C100
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                                 (CUSIP Number)

                                Norman H. Pessin
                           605 Third Avenue-19th Floor
                            New York, New York 10158
                                 (212) 476-5654
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2005
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

PAGE 2
CUSIP No. 92240C100                                                 Schedule 13D

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      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1)    SEP IRA FBO Norman H. Pessin ###-##-####

      2)    Sandra F. Pessin ###-##-####
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ x ]

(b) [ x ]
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      3     SEC USE ONLY
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      4     SOURCE OF FUNDS
                  PF
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
            [ ]
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      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
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      NUMBER OF SHARES        7     SOLE VOTING POWER
      BENEFICALLY                   1) 253,300
      OWNED BY EACH                 2) 12,200
      REPORTING              ---------------------------------------------------
      PERSON WITH             8     SHARED VOTING POWER

                                    -------------------
                             ---------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
                                    1) 253,300
                                    2) 262,200
                             ---------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -------------------
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1) 253,300
                                    2)  12,200
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            [_]
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      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1) 2.68%
                                    2) 2.67%
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      14    TYPE OF REPORTING PERSON*
            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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PAGE 3
CUSIP No. 92240C100
Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of V Campus Corporation, (the "Issuer"), whose principal executive offices are located at 1850 Centenniel Park Drive, Suite 200, Reston, VA 20191.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a "Reporting Person") Certain information with respect to each Reporting Person is set forth below:

   Name and Address:                         1) Norman H. Pessin
                                                605 Third Avenue-19th Floor
                                                New York, New York 10158

                                             2) Sandra F. Pessin 605
                                                Third Avenue-19th Floor
                                                New York, New York 10158

   Principal Occupation:                     1) Retired

                                             2) Housewife

   Criminal convictions:                     1) None

                                             2) None

   Civil proceedings:                        1) None

                                             2) None

   Citizenship:                              1) United States

                                             2) United States

Item 3. Source and Amount of Funds or Other Consideration

SEP IRA F/B/O Norman H. Pessin purchased 253,300 Shares of Common Stock as follows:

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PAGE 4
CUSIP No. 92240C100

          Date                    Number of Shares              Price per Share
          ----                    ----------------              ---------------
          04/01/05                    43,700                        $1.296
          04/04/05                    25,000                         1.348
          04/06/05                     3,700                         1.294
          04/08/05                     5,900                         1.295
          04/14/05                    21,600                         1.197
          04/15/05                     4,500                         1.199
          04/25/05                    31,600                         1.072
          04/26/05                     2,000                         1.060
          04/27/05                    17,300                         1.073
          05/10/05                    21,300                         1.071
          05/16/05                     6,700                         0.872
          05/17/05                    10,000                         0.930
          05/18/05                    11,000                         1.098
          05/19/05                     9,000                         1.131
          05/25/05                    10,000                         1.099
          06/15/05                     7,500                         1.027
          06/16/05                     6,500                         1.041
          06/17/05                     5,000                         1.018
          06/20/05                     2,000                         1.030
          06/21/05                     4,000                         1.040
          06/27/05                     3,000                         1.000
          06/28/05                     2,000                         1.000

This was a total of 253,300 shares for $297,438. Sandra F. Pessin purchased 200,000 shares on 3/23/05 for a purchase price of $326,000 and acquired a warrant to purchase 250,000 shares at a price of $1.63 per share. On 6/30/05 she acquired an additional 30,000 shares for a price of $31,800.

Sandra F. Pessin sold 217,800 shares as follows:

            Date              Number of Shares              Proceeds
            ----              ----------------              --------
            10/10/05          13,600 @ .65(cent)            8,703.63
            10/13/05           5,100 @ .6686(cent)          3,344.84
            10/20/05           7,207 @ .60(cent)            4,251.94
            10/26/05           2,000 @ .60(cent)            1,179.94
            11/01/05           6,810 @ .60(cent)            4,020.72
            11/03/05          19,700 @ .60(cent)           11,622.50
            11/07/05          11,900 @ .60(cent)            7,020.70
            11/07/05         151,483 @ .48(cent)           71,193.97

Item 4. Purposes of the Transactions

The purpose of the acquisitions of securities is investment.
The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 253,300 shares of common stock of the issuer, constituting 2.68% of the outstanding shares thereof. Sandra F. Pessin owns 12,202 shares and a warrant to acquire 250,000 shares which aggregate 2.67% of the shares thereof.


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PAGE 5
CUSIP No. 92240C100

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   SEP IRA F/B/O Norman H.Pessin

                                                   By:  /s/ Norman H. Pessin
                                                      --------------------------
                                                            Norman H. Pessin

                                                        /s/ Sandra F. Pessin
                                                      --------------------------
                                                            Sandra F. Pessin

November  , 2005